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                        [LETTERHEAD OF WESTERN DIGITAL]

                                                                    EXHIBIT 99.1


Press Release Regarding Judgement against Seagate Technology, Inc. in favor of Amstrad plc by the English Court


Company Contact:
Robert J. Blair
212.867.4490
bob.blair@internetmci.com


For Immediate Release
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IRVINE, CA - May 9, 1997 -- A London court ruled today in favor of Amstrad,
PLC, which had sued Seagate Technology, Inc. for claimed defects in hard drives Seagate had provided to the British computer manufacturer. Amstrad also filed a lawsuit against Western Digital Corporation concerning the same series of computers in California in 1991, and that litigation is still pending.

        Michael Cornelius, Vice President, Law for Western Digital, said that he has not yet seen the opinion in the Seagate case, and therefore cannot comment on the specifics of the case or the court's ruling. However, although both cases involve Amstrad computers in the 2000 series, the underlying facts of the cases are quite different. For example, in the English case, Seagate essentially acknowledged a particular design problem with its drive, although it disputed the significance of that problem. By contrast, in the U.S.-based Western Digital case, Amstrad, after more than five years of litigation, has yet to identify the defect it claims affected the Western Digital drives. Mr. Cornelius added that Western Digital remains confident that the allegations concerning its drives are unfounded and that it will prevail in its litigation against Amstrad.


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